02033084

P.E 5-1-02

0-13979

SEC 1815 (02/2001)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CRGH

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: E. Ann Wilkinson
E. Ann Wilkinson
Corporate Secretary

Date: May 3, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	News Release issued May 2, 2002 relating to completion of Rights Offering.
2.	News Release issued May 2, 2002 relating to First Quarter Financial Results.
3.	Material Change report dated May 3, 2002.

EXHIBIT 1

BREAKWATER RESOURCES LTD.
44 Victoria St., Suite 2001
Toronto, Ont., M5C 1Y2

Tel: (416) 363-4798
Fax: (416) 363-9474

NEWS RELEASE

BREAKWATER RESOURCES LTD. (TSE - BWR)
$18.9 Million Rights Offering Fully Subscribed -

May 2, 2002.....(TSE..BWR) Breakwater Resources Ltd. is pleased to report that its Rights Offering to shareholders closed on May 2, 2002 and was oversubscribed. Proceeds from the Rights Offering, prior to deducting expenses of the issue, totaled $18,890,959 on the issuance of 94,454,795 Common Shares of the Company.

Because the rights offering was 100% subscribed for Breakwater will issue a further warrant to Dundee Bancorp Inc. to purchase up to 15,400,705 shares under the terms and conditions previously announced.

For further information, please contact:

Rene Galipeau
Executive Vice President & Chief Financial Officer
(416) 363-4798 Ext. 260

or

E. Ann Wilkinson
Corporate Secretary
(416) 363-4798 Ext. 277

EXHIBIT 2

BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7

Tel: (416) 363-4798
Fax: (416) 363-8020

MEDIA RELEASE

BREAKWATER REPORTS FIRST QUARTER FINANCIAL RESULTS

May 2, 2002.....(TSE..BWR) Breakwater Resources Ltd. is pleased to announce its first quarter results and the successful completion of its rights offering which raised $18.9 million before deducting expenses of the issue.

When asked about the results of the rights offering Mr. Benner, President and C.E.O. said, "We are very pleased with this expression of confidence by the shareholders in the Company's future and wish to take this opportunity to express our appreciation to all our stakeholders for their continued support." Mr. Benner also commented that, "First quarter results exceeded our forecasts which augurs well for the balance of 2002."

For the quarter ended March 31, 2002, the Company had a consolidated net loss of $3.3 million ($0.03 loss per share) on gross revenue of $64.5 million compared with a consolidated net loss of $4.0 million ($0.04 per share) on gross revenue of $80.1 million for the same period in 2001. The $15.6 million decrease in gross revenue was attributable to lower metal prices (see Metal Prices table below) which accounted for $13.2 million of the decrease and lower sales volumes which accounted for $2.4 million of the decrease. The contribution from mining activities decreased by $3.6 million in 2002 to a loss of $0.2 million compared with earnings of $3.4 million in 2001.

Operating cash flow for the first quarter of 2002 was $4.1 million ($0.04 per share) compared with $6.2 million ($0.07 per share) for the first quarter of 2001.

The Company is slightly ahead of its target to produce 483 million pounds of zinc at a total cash cost of US$0.35 per pound of payable zinc in 2002. Production of zinc contained in concentrate increased by 15% during the first quarter of 2002 compared with the same period of 2001.

With the successful completion of the rights offering the Company has completed the initial step to provide Breakwater with sufficient working capital to continue its operations in a normal fashion and participate in a recovery of the zinc market. With the improved operating results and a modest increase in the price of zinc the Company expects to end the year in a stronger financial position with debt reduced significantly from the present level of $91.2 million.

Total cash costs for the first three months of 2002 were at a record low of US$0.31 per pound of payable zinc. It is not reasonable to expect this to continue as the smelter treatment charge component of total cash costs will increase with higher zinc prices. However, operating and productivity improvements combined with lower treatment charges indicate that the previously forecasted total cash cost of US$0.35 per pound of payable zinc for 2002 could be US$0.34 per pound.

The price of zinc is the prime determinant of the Company's earnings and cash flow. Each US$0.01 per pound increase in the price of zinc will increase 2002 earnings and cash flow by $5.4 million based on the 2002 annual production forecast. Recent announcements of production cutbacks and mine closures due to the low zinc price have produced a shortfall in zinc concentrates resulting in lower treatment charges and should eventually lead to lower smelter production. These factors combined with an apparent recovering economy should result in an increased price of zinc in the latter half of 2002.

Average realized metal prices are shown in the following table.

Metal Prices	**First Quarter**		
	2002	**2001**	**Change (%)**
Zinc (U.S.$/lb)	0.36	0.46	(22)
Copper (U.S.$/lb)	0.71	0.82	(13)
Lead (U.S.$/lb)	0.22	0.22	(0)
Silver (U.S.$/oz)	4.49	4.54	(1)
Gold (U.S.$/oz)	272.40	265.92	2
Exchange Rate, average for the quarter (U.S./Cdn.)	0.627	0.654	(4)

Selected financial information:

	First Quarter	
($000's except for per share data)	**2002**	**2001**
Gross Revenue	64,517	80,114
(Loss) Contribution from Mining Activities	(198)	3,445
Net Loss	(3,271)	(4,014)
Operating Cash Flow*	4,125	6,150
Per Share Data		
Net Loss	(0.03)	(0.04)
Operating Cash Flow	0.04	0.07

*Before changes in non-cash working capital.

Working capital decreased from $5 million at December 31, 2001 to a working capital deficiency of $38.4 million at March 31, 2002 as a result of reclassification of $43.2 million of long-term debt to current debt.

The Company's credit facilities include a US$37.5 million revolver (which increased to US$45.0 million upon the successful completion of the rights offering) and non-revolving facilities totalling US$29.1 million. Drawings under the revolver are determined based on the values of inventories and receivables. As of March 31, 2002 US$25.8 million had been drawn and a further US$1.9 million was available. Also as of March 31, 2002 US$26.5 million had been drawn on the non-revolving facilities. These credit facilities are repayable on January 2, 2003.

The Company has substantially reduced administrative expenses while interest and financing costs decreased due to lower interest rates. As well, there was a large foreign exchange loss in the first quarter of 2001 due to the weakening Canadian dollar. This did not occur in the first quarter of 2002. These changes resulted in a decrease of $3.5 million in other expenses/(income) in the first quarter of 2002.

Capital expenditures were $2.3 million for the first quarter of 2002 compared with $8.7 million for the same period of 2001. Capital expenditures for the full year of 2002 are expected to be $9.6 million. This compares with capital expenditures of $21.7 million for the year 2001. In addition, $3.9 million is expected to be spent on reclamation and mine closure at the Nanisivik mine which is scheduled to cease production in September 2002.

This news release contains forward-looking statements. When used in this news release the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements. To the extent that this news release contains forward-looking statements regarding operating results or business prospects please be advised that the actual operating results and business performance of the Company may differ materially from that anticipated, projected or estimated in such forward-looking statements.

For further information please contact:

Colin K. Benner	**Rene R. Galipeau**
President and	Executive Vice President
Chief Executive Officer	and Chief Financial Officer
(416) 363-4798 Ext. 269	(416) 363-4798 Ext. 260
cbenner@breakwater.ca	rgalipeau@breakwater.ca

Breakwater Resources Ltd.

Consolidated Balance Sheets

As at March 31, 2002 and December 31, 2001
(Expressed in thousands of Canadian dollars)

	March 31, 2002 (Unaudited)	December 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	$ **3,050**	$ 3,305
Accounts receivable – concentrate	**4,100**	3,957
Other receivables	**5,891**	6,267
Concentrate inventory	**51,008**	41,853
Materials and supplies inventory	**34,534**	38,026
Short-term investments	**68**	68
Prepaid expenses and other current assets	**4,124**	2,481
	102,775	95,957
Deferred Losses on Foreign Exchange Hedging Contracts	**2,003**	2,003
Reclamation Deposits	**1,237**	1,237
Mineral Properties and Fixed Assets	**148,100**	152,372
	$ **254,115**	$ 251,569
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ **37,862**	$ 43,985
Provisional payments on concentrate inventory shipped and not priced	**10,416**	11,633
Short-term debt including current portion of long-term debt	**91,224**	34,030
Income and mining taxes payable	**1,686**	1,261
	141,188	90,909
Long-term Debt	**3,187**	46,376
Reclamation and Closure Cost Accruals	**14,265**	15,708
	158,640	152,993
Shareholders' Equity		
Capital stock	**239,347**	239,214
Contributed surplus	**1,485**	1,485
Deficit	**(162,239)**	(158,968)
Cumulative translation adjustments	**16,882**	16,845
	95,475	98,576
	$ **254,115**	$ 251,569

Consolidated Statements of Operations and Deficit

For the Periods Ended March 31, 2002 and 2001
(Expressed in thousands of Canadian dollars except share and per share amounts)
(Unaudited)

	Three Months Ended March 31, 2002	2001 (Restated)
Gross sales revenue	$ **64,517**	$ 80,114
Treatment and marketing costs	**31,289**	35,197
Net revenue	**33,228**	44,917
Operating Costs		
Direct operating costs	**25,676**	33,789
Depreciation and depletion	**6,618**	6,891
Reclamation and closure costs	**1,132**	792
	33,426	41,472
(Loss) Contribution from Mining Activities	**(198)**	3,445
Other Expenses (Income)		
General and administrative	**1,279**	1,796
Interest and financing	**1,115**	2,037
Investment and other income	**(168)**	(2,496)
Foreign exchange loss	**25**	4,367
	2,251	5,704
Loss Before the Following	**(2,449)**	(2,259)
Other non-producing property costs	**477**	1,006
Income and mining taxes	**345**	749
	822	1,755
Net Loss	**(3,271)**	(4,014)
Deficit – Beginning of Period	**(158,968)**	(47,910)
Deficit - End of Period	$ **(162,239)**	$ (51,924)
Loss per Share – Basic	$ **(0.03)**	$ (0.04)
Diluted Earnings per Common Share	**N/A**	N/A
Weighted Average Number of Common Shares Outstanding	**94,455,000**	92,191,000

Consolidated Statements of Cash Flows

For the Periods Ended March 31, 2002 and 2001
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended March 31, 2002	2001 (Restated)
Cash Provided Used for		
Operating Activities		
Net loss	$ **(3,271)**	$ (4,014)
Non-cash items:		
Depreciation and depletion	**6,618**	6,891
Other non-cash items	**26**	2,675
Reclamation and closure cost accruals	**1,132**	792
	4,505	6,344
Payment of reclamation and closure costs	**(380)**	(194)
Changes in non-cash working capital items	**(16,193)**	862
	(12,068)	7,012
Financing Activities		
Issue of common shares for cash	**133**	227
Increase in short-term debt	**57,168**	365
Decrease in long-term debt	**(43,191)**	(1,683)
	14,110	(1,091)
Investing Activities		
Reclamation deposits	**-**	675
Mineral properties and fixed assets	**(2,297)**	(8,685)
	(2,297)	(8,010)
Decrease in Cash	**(255)**	(2,089)
Cash and Cash Equivalents – Beginning of Period	**3,305**	4,700
Cash and Cash Equivalents – End of Period	$ **3,050**	$ 2,611

Supplemental Disclosure of Cash Flow Information

	2002	2001
Cash paid for:		
Interest	$ **851**	$ 1,930
Income and mining taxes	$ **(80)**	$ 366

EXHIBIT 3

MATERIAL CHANGE REPORT

s. 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)
s. 118(1)(b) OF THE SECURITIES ACT (ALBERTA)
s. 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN)
s. 75(2) OF THE SECURITIES ACT (ONTARIO)
s. 73 OF THE SECURITIES ACT (QUÉBEC)
s. 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
s. 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

Item 1. Reporting Issuer:

Breakwater Resources Ltd.
Suite 2000
Wellington Street West
Toronto, Ontario
M5J 2N7

Item 2. Date of Material Change:

May 2, 2002.

Item 3. Press Release:

A press release regarding the material change was issued in Toronto, Ontario on May 2, 2002 through Canada NewsWire.

Item 4. Summary of Material Change:

Breakwater Resources Ltd. (the "Corporation") completed an offering of 94,454,795 common shares of the Corporation (the "Common Shares") at $0.20 per Common Share. The issue, which was completed by way of an offering of rights (the "Rights Offering") to all holders of Common Shares, was over subscribed and resulted in gross proceeds of $18,890,959.

Item 5. Full Description of Material Change:

Holders of record at the close of business on April 5, 2002 of outstanding Common Shares of the Corporation were issued rights (the "Rights") to subscribe for Common Shares. Each Right entitled the holder thereof to subscribe for one fully paid and non-assessable Common Share at a price of $0.20 per Common Share (the "Exercise Price") on or before 4:30 p.m. on May 1, 2002. A holder of Rights who exercised his or her Rights by subscribing for the maximum number of Common Shares to which that holder was entitled to subscribe, could subscribe for additional Common Shares, if available, at the Exercise Price per Common Share pursuant to an additional subscription privilege. The aggregate number of Common Shares subscribed for pursuant to holders exercising their basic subscription right was 80,697,691. Accordingly, the number of additional Common Shares, which had not been subscribed and paid for under the basic subscription right (the "Additional Common Shares") and were available for issue under the additional subscription privilege was 13,757,104. The aggregate number of Common Shares subscribed for under the additional subscription privilege was 20,899,754. Because the aggregate number of Additional Common Shares subscribed for by all holders of Rights who exercised their additional subscription privilege exceeded the number of Additional Common Shares available, each holder of Rights who exercised their additional subscription privilege was entitled to receive that number of Additional Common Shares which was the lesser of:

(a) the number of Additional Common Shares subscribed for by the holder under the additional subscription privilege; and

(b) the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available by a fraction, the numerator of which is the number of Rights exercised by the holder under the basic subscription right and the denominator of which is the aggregate number of Rights exercised under the basic subscription right by all holders of Rights who exercised the additional subscription privilege.

In the case of those holders of Rights who subscribed for fewer Additional Common Shares than the number resulting from the application of the formula in (b) above, the excess Additional Common Shares were allocated in the manner described above among the holders of Rights who were allocated fewer Additional Common Shares than they subscribed for.

As previously announced on November 15, 2001, the Corporation, its lenders and Dundee Bancorp Inc. ("Dundee Bancorp") agreed that the credit agreement between the Corporation and its lenders would be amended (the "Credit Agreement Amendment") to provide for, among other things, (i) the provision by the lenders of a new supplemental non-revolving term credit facility in the amount of US$6.5 million (the "Supplemental Term Facility") in favour of the Corporation to be used by the Corporation for general corporate purposes, and (ii) a bridge facility in the principal amount of Cdn$5.0 million to be advanced by Dundee Bancorp at its sole discretion pending completion of the proposed Rights Offering by the Corporation and to be used for short-term working capital by the Corporation pending completion of the Rights Offering.

In connection with the Credit Agreement Amendment, the Corporation entered into an agreement with Dundee Bancorp in November 2001 (the "Dundee Bancorp Agreement") pursuant to which, as consideration for providing a letter of credit supporting the Supplemental Term Facility, the Corporation agreed, subject to the receipt of regulatory approval, to issue to Dundee Bancorp a warrant to purchase up to 50 million Common Shares at a price of $0.20 per Common Share until 4:30 p.m., Toronto time, on December 31, 2004. Following a series of discussions, regulatory approval was received for the issue of the following warrants to Dundee Bancorp (the "Dundee Bancorp Warrants"):

(a) a warrant to purchase up to 15,400,705 Common Shares at $0.20 per Common Share, which warrant was issued March 1, 2002 and expires March 2, 2007; and

(b) following the completion of the Rights Offering, a further warrant to the extent required in order to ensure that Dundee Bancorp holds warrants to purchase up to the number of Common Shares such that, in the event that the Dundee Bancorp Warrants were exercised in full, the percentage ownership interest of Dundee Bancorp in the Corporation would increase (based upon the current ownership interest of Dundee Bancorp in the Corporation) to approximately 38.5 per cent on a partially diluted basis, provided that the number of Common Shares which may be purchased by Dundee Bancorp pursuant to such further warrant may not exceed 15,400,705 Common Shares.

A further warrant to purchase 15,400,705 Common Shares is being issued as of May 2, 2002 and will expire May 2, 2007. The exercise price of the further warrant is $0.20 per Common Share.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and Analogous Provisions:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Senior Officers:

E. Ann Wilkinson
Corporate Secretary
Breakwater Resources Ltd.

Telephone: (416) 363-4798

Item 9. – Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario as of the 3rd day of May, 2002.

(signed) E. Ann Wilkinson
E. Ann Wilkinson
Corporate Secretary
Breakwater Resources Ltd.